UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41785

Able View Global Inc.

(Exact name of Registrant as specified in its charter)

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001, People’s Republic of China

+86 185 0177 0425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Able View Global Inc. (the “Company”) furnishes under the cover of Form 6-K the following:

ABLE VIEW GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2025 and December 31, 2024
(Expressed in U.S. dollar)

	June 30, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$6,283,350	$15,191,995
Accounts receivable	16,154,385	15,012,273
Accounts receivable – related party	—	1,088,558
Prepayments and other current assets	4,795,814	1,962,048
Inventories	9,331,500	6,349,620
Assets of discontinued operations	—	4,873,337
Total Current Assets	36,565,049	44,477,831

Non-current Assets
Property and equipment, net	120,576	139,183
Right of use assets, net	6,882	13,599
Deferred tax assets	1,227,841	2,221,467
Other non-current assets	732,767	777,935
Total Non-current Assets	2,088,066	3,152,184

Total Assets	$38,653,115	$47,630,015

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$9,085,684	$7,972,764
Accounts payable	2,145,762	2,475,273
Contract liabilities	2,587,778	187,913
Income tax payable	2,701,443	2,024,460
Lease liabilities	2,362	9,163
Other payable and accrued expenses	8,789,739	2,696,107
Amount due to related parties	99,892	101,658
Liabilities of discontinued operations	—	6,873,585
Total Current Liabilities	25,412,660	22,340,923

Amount due to related parties, non-current	1,403,405	16,017,183
Long-term borrowings	2,180,694	2,180,694
Total Non-Current Liabilities	3,584,099	18,197,877
Total Liabilities	28,996,759	40,538,800

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Shares ($0.0001 par value, 100,000,000 shares authorized; 24,871,433 shares and 24,871,433 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively)	2,487	2,487
Class B Ordinary Shares ($0.0001 par value, 500,000,000 shares authorized; 24,518,489 shares and 24,518,489 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively)	2,452	2,452
Additional paid-in capital	4,889,368	4,889,368
Statutory reserve	24,397	158,027
Retained earnings	5,596,350	2,042,805
Accumulated other comprehensive loss	(858,698)	(3,924)
Total Shareholders’ Equity	9,656,356	7,091,215

Total Liabilities and Shareholders’ Equity	$38,653,115	$47,630,015

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ABLE VIEW GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the Six Months Ended June 30, 2025 and 2024
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	For the Six Months Ended June 30,
	2025	2024
Revenues
- Product sales to third parties	$43,777,664	$59,662,104
- Product sales to related parties	—	77,193
- Services provided to third parties	2,876,483	1,527,628
Total revenue	46,654,147	61,266,925

Cost of revenue
- Product sales to third parties	(38,759,242)	(52,353,959)
- Product sales to related parties	—	(77,193)
- Services provided to third parties	(1,033,384)	(656,023)
Total cost of revenue	(39,792,626)	(53,087,175)

Gross profit	6,861,521	8,179,750

Operating expenses
Selling and marketing expenses	(3,463,123)	(5,169,780)
General and administrative expenses	(1,904,206)	(2,241,754)
Total operating expenses	(5,367,329)	(7,411,534)

Income from operations	1,494,192	768,216

Other (expenses) income, net
Interest expenses, net	(317,108)	(179,907)
Other expenses, net	(32,811)	(135,425)
Foreign currency exchange gain (loss)	225,537	(174,683)
Total other expenses, net	(124,382)	(490,015)

Income before income taxes	1,369,810	278,201
Income tax (expenses) benefits	(1,537,266)	638,903
Net (loss) income from continuing operations	(167,456)	917,104

Discontinued operations:
Loss before income taxes from operations of discontinued operation	(675,658)	(9,071,761)
Gain on disposal of discontinued operation	4,760,997	—
Income tax (expenses) benefits	(497,968)	1,818,778
Net income (loss) from discontinued operations	3,587,371	(7,252,983)

Net income (loss)	3,419,915	(6,335,879)

Other comprehensive (loss) income
Foreign currency translation adjustment	(854,774)	202,276
Comprehensive income (loss)	$2,565,141	$(6,133,603)

(Loss) earnings per share from continuing operations – basic and diluted	$(0.00)	$0.02
Earnings (loss) per share from discontinued operations – basic and diluted	$0.07	$(0.17)
Earnings (loss) per share – basic and diluted	0.07	(0.15)

Weighted average shares – basic and diluted	49,389,922	41,755,549

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ABLE VIEW GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Six Months Ended June 30, 2025 and 2024
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional			Accumulated other comprehensive	Total
	Number of share	Amount	Number of share	Amount	paid-in capital	Statutory reserve	Retained earnings	(loss) income	shareholders’ equity
Balance as of December 31, 2024	24,871,433	$2,487	24,518,489	$2,452	$4,889,368	$158,027	$2,042,805	$(3,924)	$7,091,215
Adjustment of statutory reserve due to disposal of a subsidiary	—	—	—	—	—	(133,630)	133,630	—	—
Net income	—	—	—	—	—	—	3,419,915	—	3,419,915
Foreign currency translation adjustments	—	—	—	—	—	—	—	(854,774)	(854,774)
Balance as of June 30, 2025	24,871,433	$2,487	24,518,489	$2,452	$4,889,368	$24,397	$5,596,350	$(858,698)	$9,656,356

Balance as of December 31, 2023	24,871,433	$2,487	17,247,383	$1,725	$1,755,595	$158,027	$9,462,217	$35,528	$11,415,579
Repurchase and cancellation of Class B ordinary shares	—	—	(480,834)	(48)	(865,452)	—	—	—	(865,500)
Net loss	—	—	—	—	—	—	(6,335,879)	—	(6,335,879)
Foreign currency translation adjustments	—	—	—	—	—	—	—	202,276	202,276
Balance as of June 30, 2024	24,871,433	$2,487	16,766,549	$1,677	$890,143	$158,027	$3,126,338	$237,804	$4,416,476

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ABLE VIEW GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2025 and 2024
(Expressed in U.S. dollar)

	For the Six Months Ended June 30,
	2025	2024
Net cash provided by (used in) operating activities from continuing operations	$30,287	(1,948,810)
Net cash used in operating activities from discontinued operations	(1,888,462)	(5,258,375)
Net cash used in operating activities	(1,858,175)	(7,207,185)

Cash flows from investing activities:
Purchase of property and equipment	(4,454)	—
Collection of loan to a third party	500,000	—
Collection of advances from related parties	—	18,311
Net cash provided by investing activities from continuing operations	495,546	18,311
Net cash provided by (used in) investing activities from discontinued operations	1,379	(485)
Net cash provided by investing activities	496,925	17,826

Cash flows from financing activities:
Proceeds from short-term borrowings	14,395,321	23,750,135
Repayments of short-term borrowings	(13,189,978)	(18,978,992)
Borrowings from related parties	3,026,218	5,350,433
Repayment of short-term borrowings to related parties	(6,447,077)	(12,910,199)
Repayment of borrowings to Shanghai Jingyue	(6,716,212)	—
Borrowings from a third party	—	2,180,694
Payment to repurchase of Class B ordinary shares	—	(865,500)
Payments of dividends to shareholders	(57,753)	(57,552)
Net cash used in financing activities from continuing operations	(8,989,481)	(1,530,981)
Net cash provided by financing activities from discontinued operations	1,912,379	4,135,642
Net cash (used in) provided by financing activities	(7,077,102)	2,604,661

Effect of exchange rate changes on cash and cash equivalents	(442,040)	310,796

Net decrease in cash and cash equivalents, including cash and cash equivalents classified to assets of discontinued operations	(8,880,392)	(4,273,902)
Less: net change in cash and cash equivalents classified to assets of discontinued operations	(28,253)	1,157,816
Cash and cash equivalents of continuing operations at beginning of period	15,191,995	11,474,899
Cash and cash equivalents of continuing operations at end of period	$6,283,350	$8,358,813

Supplemental cash flow information
Cash paid for interest expense	$272,368	$167,260
Cash paid for income tax	$206,499	$2,224,752

Noncash financing activities
Net settlement of dividends payable with due from related parties from discontinued operations	$9,988,060	$—
Net settlement of dividends payable with due from related parties from continuing operations	$4,567,520	$—
Net settlement of due from related parties from continuing operations with due to related parties from discontinued operations	$888,521	$—
Net settlement of due to related parties from continuing operations with due from related parties from discontinued operations	$73,128	$—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION

Able View Global Inc. (“Able View Global”, or the “Company”) was incorporated as a private company under the laws of Cayman Island on October 11, 2022, as a direct wholly owned subsidiary of Able View Inc. (“Ableview Cayman”). Ableview Cayman was incorporated on January 21, 2021 under the laws of the Cayman Islands as an exempted company with limited liability.

The Company, through its subsidiaries (herein the subsidiaries are collectively referred to as the “Operating Subsidiaries”) are engaged in importing and selling cosmetics and other beauty products to E-commerce platforms and distributor customers, as well as individual customers, and provision of operation services for online stores owned by customers.

Disposal of Shanghai Jingyue Trading Co., Ltd. (“Shanghai Jingyue”)

On June 27, 2025, the Company disposed of Shanghai Jingyue to a third party (the “Buyer”). The management believed the disposal of Shanghai Jingyue represented a strategic shift, which had a major effect on the Company’s operations and financial results, and was accounted for as discontinued operations in accordance with ASC 205-20.

As of June 30, 2025, the condensed consolidated financial statements reflected the financial information of the following entities:

Name	Date of Incorporation	Place of Incorporation	Percentage of effective ownership	Principal activities
Able View Global	October 11, 2022	Cayman Islands	Parent	Investment holding company
Ableview Capital Group Ltd (“Ableview BVI”)	February 10, 2021	BVI	100%	Investment holding company
CSS Global Limited	October 28, 2022	BVI	100%	Investment holding company
Cosmetics Skin Solution Holding Limited	October 31, 2022	BVI	100%	Investment holding company
Ableview Brands Limited (“Ableview Brands”)	February 25, 2021	Hong Kong	100%	Importing and selling cosmetics and other beauty products
Ableview Management Limited (“Ableview Management”)	May 25, 2021	Hong Kong	100%	Importing and selling cosmetics and other beauty products
CSS Cosmetics (Hong Kong) Limited (“CSS HK”)	December 31, 2021	Hong Kong	100%	Importing and selling cosmetics and other beauty products
Able View Enterprise Limited (“Able View”)	November 18, 2015	Hong Kong	100%	Importing and selling cosmetics and other beauty products
Shanghai Weitong Trading Co., Ltd. (“Weitong”)	May 28, 2015	PRC	100%	Importing and selling cosmetics and other beauty products and provision of operation services
Shanghai Jingnan Medicial Appliances Co., Ltd. (“Shanghai Jingnan”)	November 16, 2022	PRC	100%	Importing and selling cosmetics and other beauty products
Healthy Great Pte. Ltd. (“Ableview Singapore”)	December 7, 2022	PRC	100%	Importing and selling cosmetics and other beauty products
Shanghai Jinglu Trading Co., Ltd. (“Shanghai Jinglu”)	November 24, 2020	PRC	100%	Importing and selling cosmetics and other beauty products and provision of operation services
Beijing Jingyuan Trading Co., Ltd. (“Beijing Jingyuan”)	October 14, 2020	PRC	100%	Importing and selling cosmetics and other beauty products

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The condensed consolidated financial information as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 has been prepared pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The interim financial information should be read in conjunction with the consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2024 and 2023, included in the Company’s Annual Report on Form 20-F filed on April 23, 2025.

In the opinion of the management, the accompanying condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the years ended December 31, 2024 and 2023.

Basis of consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

All intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates are used when accounting for items and matters including but not limited to, allowances for credit losses for accounts receivable and other receivables, net realizable value of inventories and valuation allowance of deferred tax assets.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates on the date of the balance sheet.

The reporting currency of the Company and its subsidiaries is U.S. dollars (“US$”) and the accompanying condensed consolidated financial statements have been expressed in US$.

In general, for consolidation purposes, assets and liabilities of the Company and its subsidiaries whose functional currency is not the US$, are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of the Company and its subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of shareholders’ equity.

Translation of amounts from HKD, SGD and RMB into US$ has been made at the following exchange rates for the respective periods:

	June 30, 2025	December 31, 2024
HKD exchange rate for balance sheet items, except for equity accounts	7.8499	7.7677
SGD exchange rate for balance sheet items, except for equity accounts	1.2719	1.3662
RMB exchange rate for balance sheet items, except for equity accounts	7.1636	7.2993

	For the Six Months Ended June 30,
	2025	2024
HKD exchange rate for items in the statements of operations and comprehensive income (loss), and statements of cash flows	7.7917	7.8191
SGD exchange rate for items in the statements of operations and comprehensive income (loss), and statements of cash flows	1.3237	1.3469
RMB exchange rate for items in the statements of operations and comprehensive income (loss), and statements of cash flows	7.2526	7.2150

No representation is made that the HKD, SGD and RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable

Accounts receivables are recorded at the gross amount less an allowance for any expected credit losses and do not bear interest.

The management maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the condensed consolidated statements of operations and comprehensive income (loss). In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2025 and December 31, 2024, there were no allowances for credit losses for accounts receivable.

Inventories

Inventories, consisting of cosmetics and other beauty products available for sale, are stated at the lower of cost or net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased. Write-downs are recorded in cost of revenues in the condensed consolidated statements of operations and comprehensive income (loss). For the six months ended June 30, 2025 and 2024, the Company provided inventory writing-downs of $nil and $1,292,054 due to damages and slowing moving merchandise.

Revenue recognition

The Company accounts for revenues under ASC 606, Revenue from Contracts with Customers (“ASC 606”) which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

In accordance with ASC 606, revenues are recognized when control of the promised products is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. The Company also evaluates whether it is appropriate to record the gross amount of product sales. When the Company is a principal, and the Company obtains control of the specified goods before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled to in exchange for the specified goods transferred. Revenues are recorded net of value-added taxes.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Sales of cosmetics and other beauty products

For the six months ended June 30, 2025 and 2024, the Company generated revenues primarily from selling cosmetics and other beauty products. The Company identifies a single performance obligation from contracts which is the sales of cosmetics and other beauty products. The Company recognizes the product revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, subject to inventory risks and has the discretion in establishing prices. The Company recognizes revenues at a point in time when the control over the cosmetics and other beauty products are transferred to customers.

The Company recognizes revenues net of return allowances and consideration payable to customers when the products are delivered and control is transferred to customers. For sales with return conditions, the Company reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of June 30, 2025 and December 31, 2024, the Company did not record return allowance because the Company did not expect a significant reversal in the amount of cumulative revenue.

Provision of operation services

The Company also generated revenues from provision of operation services for online stores owned by customers. The operation services cover marketing and promotion of cosmetics products, warehouse management, logistics of products, and customer relationship services. The Company identifies a single performance obligation from contracts. The transaction price is determined by a fixed percentage of sales volume. There were no variable considerations, significant financing components or payments to customers in the agreements with customers. The Company recognizes revenues over time when service is provided. The Company has a right to considerations from the customers in an amount that corresponds directly with the value the Company’s performance completed to date. The Company adopted practical expedient under ASC 606-10-55-18, and recognized revenues from provision of operation services based on amounts invoiced to the customers.

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2025 and December 31, 2024, the Company did not record contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of June 30, 2025 and December 31, 2024, the Company had no deferred contract costs.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Contract balances (cont.)

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under operation service arrangements. As of June 30, 2025 and December 31, 2024, the Company had customer advances of $2,587,778 and $187,913, respectively. Customer advances of $187,913 and $235,494 as of December 31, 2024 and 2023 were recognized as revenues in the six months ended June 30, 2025 and 2024, respectively. Customer advances of $2,587,778 as of June 30, 2025 are expected to recognize as revenues in the twelve months ending June 30, 2026.

For the six months ended June 30, 2025 and 2024, the Company disaggregate revenue into two revenue streams as the following table:

	For the Six Months Ended June 30,
	2025	2024
Revenues
Sales of cosmetics and other beauty products	$43,777,664	$59,739,297
Provision of operation services	2,876,483	1,527,628
Total revenue	$46,654,147	$61,266,925

The Company disaggregates revenue by timing of revenues recognition as the following table:

	For the Six Months Ended June 30,
	2025	2024
Revenues
Goods transferred at a point in time	$43,777,664	$59,739,297
Services transferred over time	2,876,483	1,527,628
Total revenue	$46,654,147	$61,266,925

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer.

The Company’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one principal reportable segment as defined by ASC 280. The single reportable segment contains sales of cosmetics and other beauty products and provision of operation services. The Company has concluded that consolidated net income (loss) is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income (loss) as reported in the condensed consolidated statements of operations. Within the information provided, the CODM specifically reviews promotion and advertising expenses, which are a significant segment expense, as this represents significant cost affecting the Company’s decision on how to cooperate with different brands. Other operating expenses are reviewed in aggregate.

	For the Six Months Ended June 30,
	2025	2024
Revenues	$46,654,147	$61,266,925
Cost of revenues	(39,792,626)	(53,087,175)
Promotion and advertising expenses	(1,680,665)	(3,530,147)
Other operating expenses	(3,686,664)	(3,881,387)
Total other expenses, net	(124,382)	(490,015)
Income tax (expenses) benefits	(1,537,266)	638,903
Net (loss) income from continuing operations	$(167,456)	$917,104

The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC (including mainland China and Hong Kong) and substantially all of the Company’s revenues are derived from the PRC (including mainland China and Hong Kong). Therefore, no geographical segments are presented.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presented separately in asset and liability sections, respectively, of the consolidated balance sheets and prior periods are presented on a comparative basis. In the consolidated statements of operations and comprehensive income (loss), the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting standards

On July 30, 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Company is in the process of evaluating the potential impact of the new guidance on its consolidated financial statements and related disclosures.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

The Company does not believe the above referenced recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the condensed consolidated financial position, statements of operations and comprehensive income (loss) and cash flows.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Significant risks and uncertainties

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and prepayments and other current assets. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2025, the Company held cash and cash equivalents of $6,283,350, among which $2,998,300 were deposited in financial institutions located in Hong Kong, $3,147,799 were deposited in financial institutions located in Mainland China, and the remaining were deposited in Singapore and the United States. Each bank account in Mainland China is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $69,800), while the bank accounts in Hong Kong, are not insured. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in the PRC and Hong Kong which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The risk with respect to accounts receivable and amounts due from related parties is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances.

Most of the Company’s operations are carried out in Hong Kong, while partial of the Company’s business is conducted in mainland China. As mainland China government has exerted more oversight in Hong Kong, the Company’s business, financial condition and results of income may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2) Foreign currency risk

Substantially all of the Company’s operating activities and the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. DISPOSAL OF SHANGHAI JINGYUE

On June 27, 2025, the Company transferred 100% equity interest in Shanghai Jingyue to the Buyer at zero consideration. The Company disposed of Shanghai Jingyue as it experienced a decrease in sales of cosmetics products of certain brand names, and the Company expected that Shanghai Jingyue with the negative image, will continue to suffer a decrease in financial performance. In connection with the disposal of Shanghai Jingyue, the Company also agreed to purchase inventories with carrying value of $162,535 from Shanghai Jingyue at original cost of $3,330,617. In addition, the Buyer agreed to waive the Company’s liabilities of $4,389,889 due to Shanghai Jingyue. The disposal had a net increase in the income tax expense of $301,704, which was included in the net income from discontinued operation.

The Company determined that the disposal of the Shanghai Jingyue met the criteria to be classified as a discontinued operation and, as a result, Shanghai Jingyue’s historical financial results are reflected in the Company’s condensed consolidated interim financial statements as a discontinued operation. The disposal of Shanghai Jingyue represents a strategic shift that has a significant effect on the Company’s financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations were retroactively classified as assets and liabilities of discontinued operations, while results of operations related to the discontinued operations, including comparatives, were reported as loss from discontinued operations for the six months ended June 30, 2025 and 2024, respectively.

For the period from January 1, 2025 through June 27, 2025 and for the six months ended June 30, 2024, the aggregated financial results of the discontinued operations, after intercompany elimination, are as the following:

	For the Period from January 1, 2025 through June 27, 2025	For the Six Months Ended June 30, 2024
Revenues	$118,160	$1,484,346
Cost of revenues	(22,798)	(4,881,569)
Gross profit (loss)	95,362	(3,397,223)
Total operating expenses	(718,978)	(5,388,459)
Total other expenses, net	(52,042)	(286,079)
Loss before income taxes from operations of discontinued operation	(675,658)	(9,071,761)
Gain on disposal of discontinued operation (a)	4,760,997	—
Income tax (expenses) benefits	(497,968)	1,818,778
Net income (loss) from discontinued operation	$3,587,371	$(7,252,983)

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. DISPOSAL OF SHANGHAI JINGYUE (cont.)

(a)	As of June 27, 2025, Shanghai Jingyue reported net asset deficits of $3,598,341. Together with the realized accumulated comprehensive other loss upon disposal of Shanghai Jingyue, the loss on inventory purchase and the gain on waiver of liabilities, the Company recorded a total gain on disposal of Shanghai Jingyue of $4,760,997, before the income tax expenses in relation to the disposal of $301,704.

As of December 31, 2024, major classes of assets and liabilities of the discontinued operation, after intercompany elimination, are as following:

December 31, 2024
ASSETS
Cash and cash equivalents	$139,276
Accounts receivable	156,020
Prepayments and other current assets	108,532
Inventories	264,630
Property and equipment, net	307,626
Right of use assets, net	1,102,625
Deferred tax assets	2,378,810
Other non-current assets	415,818
Assets of discontinued operations	$4,873,337

Liabilities
Accounts payable	$116
Contract liabilities	17,716
Income tax payable	662,366
Lease liabilities	976,518
Other payable and accrued expenses	507,149
Due to related parties	4,709,720
Liabilities of discontinued operations	$6,873,585

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. PREPAYMENTS AND OTHER ASSETS, CURRENT AND NON-CURRENT

Prepayments and other current assets from continuing operations consist of the following:

	June 30, 2025	December 31, 2024
Prepayments and other current assets
Prepayments to suppliers(a)	$3,305,594	$619,283
Prepaid consulting expenses (b)	820,000	—
Prepaid marketing and advertising expenses	298,966	543,964
Tax recoverable	11,322	53,963
Loans to a third party(c)	—	500,000
Others	359,932	244,838
	$4,795,814	$1,962,048
Other non-current assets
Long-term deposits (d)	732,767	756,154
Others	—	21,781
	$732,767	$777,935

(a)	The balances represented advances to suppliers for purchase of cosmetics and other beauty products.

(b)	The balance represented advances for financial advisory services, which will be amortized to general and administrative expenses through February 2027.

(c)	As of December 31, 2024, the balance represented loans advanced to one third party. For the six months ended June 30, 2025, the Company fully collected the loans from the third party.

(d)	The long-term deposits represented deposits made to certain marketplaces on which the Company sells cosmetic products. The deposits are repayable upon termination of corporation with the marketplaces. Pursuant to the agreements with marketplaces, the corporation terms were generally ranged between two and three years.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net from continuing operations consisted of the following:

	June 30, 2025	December 31, 2024

Vehicles	$361,935	$355,204
Office equipment	225,715	217,093
Leasehold improvement	113,739	111,624
Less: accumulated depreciation	(580,813)	(544,738)
	$120,576	$139,183

Depreciation expense was $25,439 and $66,901 for the six months ended June 30, 2025 and 2024, respectively.

6. OPERATING LEASE

As of June 30, 2025, the Company leases office spaces in the PRC under non-cancelable operating leases, with terms of 48 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the condensed consolidated statements of operations and comprehensive income (loss). The corporate office lease also requires the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the condensed consolidated statements of operations and comprehensive income (loss).

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. OPERATING LEASE (cont.)

The table below presents the operating lease related assets and liabilities recorded on the condensed consolidated balance sheets.

	June 30, 2025	December 31, 2024

Right of use assets	$6,882	$13,599

Operating lease liabilities, current	$2,362	$9,163

Total operating lease liabilities	$2,362	$9,163

Other information about the Company’s leases is as follows:

	For the Six Months Ended June 30,
	2025	2024
Operating cash flows used in operating leases	$12,558	$12,120
Weighted average remaining lease term (years)	0.54	0.60
Weighted average discount rate	4.75%	4.75%

For the six months ended June 30, 2025 and 2024, operating lease expenses were $12,558 and $12,120, respectively.

7. SHORT-TERM LOANS

	June 30, 2025	December 31, 2024

Short-term loans from financial institutions other than banks (a)	$2,298,396	$—
Short-term loans from banks (b)	6,787,288	7,972,764
	$9,085,684	$7,972,764

(a)	During the six months ended June 30, 2025, the Company entered into loan agreements with one financial institution, pursuant to which the Company borrowed approximately $3.0 million from the financial institution with maturity dates through June 2026. The borrowings bore interest rates of 9% per annum. For the six months ended June 30, 2025, the Company repaid borrowings of $0.7 million to the financial institution.

(b)	During the six months ended June 30, 2025 and 2024, the Company borrowed $11.4 million and $18.9 million from a bank, respectively, with maturity dates due through August 2025. In August 2025, the maturity dates were extended to August 2026 under the same terms. The borrowings bore interest rates ranging between 3.5% and 7.0% per annum. For the six months ended June 30, 2025 and 2024, the Company repaid borrowings of $12.5 million and $18.7 million, respectively. The short-term loans were pledged by the accounts receivables due from customers.

During the six months ended June 30, 2024, the Company entered into loan agreements with another bank. Pursuant to the loan agreements, the Company borrowed $4.9 million from the bank. In May 2025, the maturity dates were extended to February 2026 under the same terms. The borrowings bore interest rates ranging between 5.8% and 6.1% per annum. For the six months ended June 30, 2024, the Company did not repay the borrowings. For the six months ended June 30, 2025, the Company did not borrow from or repay to the bank.

For the six months ended June 30, 2025 and 2024, the weighted average interest rate for the short-term loans were 4.4% and 6.3%, respectively.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. LONG-TERM BORROWINGS

On March 22, 2024, the Company entered into a Loan Agreement (the “Loan Agreement”) with High West Capital Partners, LLC (the “Lender”), pursuant to which the Lender agrees to lend to the Company (the “Loan”) amounts to be paid in four tranches. The amount of each tranche of the Loan is adjusted depending on the trading price of the Company’s Class B Ordinary Shares. The first tranche, extended on March 28, 2024, provides the Company with loan proceeds of approximately $588,888; the second tranche, extended on April 9, 2024, provides the Company with loan proceeds of approximately $681,828; the third and final tranche, extended on April 18, 2024, provides the Company with loan proceeds of approximately $909,978. Each tranche of the Loan has a maturity of five years from the date the tranche is extended. Interest of 5.05% per annum shall be paid by the Company to the Lender in semi-annual installments. As of June 30, 2025 and December 31, 2024, the Company had long-term borrowings of approximately $2,180,694.

9. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

Hong Kong

Ableview Brands, Ableview Management, and Able View are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

PRC

Weitong, Beijing Jingyuan, Shanghai Jinglu, Shanghai Jingnan, and CSS Shanghai are subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

Beijing Jingyuan, Shanghai Jingnan, CSS Shanghai are qualified as small and micro-sized enterprises (“SMEs”) in the year ended December 31, 2023. In accordance with the implementation rules of EIT Law, SMEs are entitled to a 75% reduction on the EIT rate of 20% for the first RMB3,000,000 taxable income, and no reduction for the remaining taxable income for the six months ended June 30, 2025 and 2024.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAXES (cont.)

The components of the (loss) income before income taxes are as follows:

	For the Six Months Ended June 30,
	2025	2024
PRC subsidiaries	$5,567,597	$1,760,641
Hong Kong and Cayman subsidiaries	(4,070,656)	(1,489,911)
Singapore subsidiary	(127,131)	7,471
	$1,369,810	$278,201

For the six months ended June 30, 2025 and 2024, the income tax (expenses) benefits were comprised of the following:

	For the Six Months Ended June 30,
	2025	2024
Current income tax expense	$(543,641)	$(97,184)
Deferred income tax (expenses) benefits	(993,625)	736,087
	$(1,537,266)	$638,903

The deferred tax benefits for the six months ended June 30, 2025 was caused by the true up of prior year net operating losses as the Company reconciled its net operating losses with annual tax return and provision of inventory write-down against inventories purchased from Shanghai Jingyue.

Deferred tax assets and deferred tax liabilities as of June 30, 2025 and December 31, 2024 consist of the following:

	June 30, 2025	December 31, 2024
Deferred tax assets:
Net operating losses carryforwards	$224,340	$2,007,724
Impairment of inventories	1,004,394	214,619
Operating lease liabilities	118	458
Total deferred tax assets, gross	1,228,852	2,222,801
Deferred tax liabilities
Operating lease right-of-use assets	$(1,011)	$(1,334)
Total deferred tax assets, net of deferred tax liabilities	$1,227,841	$2,221,467

Total net operating losses (NOLs) carryforwards of the Company’s subsidiaries in mainland China is $381,278 as of June 30, 2025. As of June 30, 2025, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2030, if not utilized. The NOLs carryforwards of the Group’s subsidiary in Hong Kong are $1,091,045 as of June 30, 2025, which can be carried forward without an expiration date. The NOLs carryforwards of the Group’s subsidiary in Singapore are $149,381 as of June 30, 2025, which can be carried forward without an expiration date.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAXES (cont.)

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in the condensed statements of operations and comprehensive income (loss). The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. In the six months ended June 30, 2025, the Company assessed that it would be able to generate sufficient operating profits within the next five years and concluded that it was more likely than not that all the entities would have sufficient taxable income to realize the deferred tax assets in the future. As of June 30, 2025, no valuation allowance was provided against deferred tax assets arising from net operation losses carry forwards. The Company operates its business through its subsidiaries. The Company does not file consolidated tax returns, therefore, losses from individual subsidiaries may not be used to offset other subsidiaries’ earnings within the Company. Valuation allowance is considered on each individual subsidiary basis.

Uncertain tax positions

In October 2024, Able View Brands (“Brands”) received a comment letter from Hong Kong IRS regarding certain deductible expenses claimed in its annual tax return for the year of 2023. Such expenses were related to intra-group services provided to Brands by certain PRC subsidiaries. Brands sent a response letter to provide supporting evidence to Hong Kong IRS in January 2025. In the six months ended June 30, 2025, The Hong Kong IRS completed review and approved the deduction of the aforementioned expenses.

As of June 30, 2025, the tax years ended December 31, 2020 through 2024 for the Company’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2022 through December 31, 2024 for the Company’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities. The tax years ended December 31, 2019 through 2024 for the Company’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. EQUITY

Ordinary shares

For the six months ended June 30, 2025 and 2024, the Company did not issue ordinary shares.

As of June 30, 2025 and December 31, 2024, the Company had 24,871,433 Class A Ordinary Shares and 24,518,489 Class B Ordinary Shares issued and outstanding.

Declaration of dividends

For the six months ended June 30, 2025 and 2024, the Company did not declare dividends. For the six months ended June 30, 2025 and 2024, the Company paid dividends of $57,753 and $57,552, respectively, in the form of purchasing insurance policies, to three shareholders. For the six months ended June 30, 2025, the Company also settled dividends payable of $9,988,060 and $4,567,520 against balances due from related parties of discontinued operations and due from related parties of continuing operations, respectively. As of June 30, 2025, the Company recorded dividends payable of $1,175,018 due to related parties (Note 12).

As of June 30, 2025 and December 31, 2024, the Company had declared but unpaid dividends of $1,175,018 and $15,788,003, respectively, to shareholders whose holding of beneficiary shares exceeded 5% (Note 12). For the six months ended June 30, 2025, the Company did not make payments to shareholders whose holding of beneficiary shares was below 5%. As of December 31, 2024, the Company had declared but unpaid dividends of $1,011,326 to shareholders whose holding of beneficiary shares was below 5%.

According to PRC laws and regulations, after-tax profit can be distributed after a portion of net income has been set aside to fund certain reserve funds. The board of directors will have the discretion to declare and pay dividends in the future, subject to applicable PRC regulations and Hong Kong regulations and restrictions. Payment of dividends in the future will depend upon the Company’s earnings, capital requirements, and other factors, which its board of directors may deem relevant.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. EQUITY (cont.)

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of income reflected in the accompanying condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

The statutory reserve is required to set aside annually. Accordingly, the Company’s PRC profit generating subsidiaries did not set aside statutory reserve funds or the six months ended June 30, 2025 and 2024.

As of June 30, 2025 and December 31, 2024, the Company had net restricted assets of $156,388 and $155,881, which represented paid-in capital and statutory reserves that are included in the Company’s consolidated net assets.

Warrants issued in connection with settlement of convertible notes

In connection with issuance of convertible notes closed in November 2024, on November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 Conversion Warrants to three Purchasers at conversion price of $0.645 per share to settle the convertible notes.

The Conversion may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Conversion. The Conversion Warrants will expire one year from the issuance of the Conversion Warrants. The Conversion Warrants may be exercised on a cashless basis. The exercise price and number of Class B Ordinary Shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a subdivision, reclassification and reorganization, spinoffs. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price.

As the Conversion Warrants meet the criteria for equity classification under ASC 815, therefore, the Conversion Warrants are classified as equity. On November 4, 2024, the fair value of the Conversion Warrants is estimated at fair value of approximately $3,232,000 using Black-Scholes model, and the Company allocated proceeds of $1,306,000 to the Conversion Warrants using relative fair value method. The key factors in estimating the fair value of warrant were as follow:

As of November 4, 2024
Risk-free rate of return	4.29%
Estimated volatility rate	94.67%
Dividend yield	0%
Spot price of underling ordinary share	$0.92
Exercise price	$0.68
Fair value of warrant	$3,232,000

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. EQUITY (cont.)

Public Warrants

Pursuant to HMAC’s initial public offering on August 10, 2022, HMAC sold 6,900,000 units (the “Public Units”). Each Public Unit consists of one ordinary share (“Public Share”), one redeemable warrant (“Public Warrant”) and one right (“Public Right”) to receive one-tenth (1/10) of one ordinary share. Each Public Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

Each holder of a warrant is entitled to purchase one ordinary share at an exercise price of $11.50. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will expire five years from the consummation of a business combination or earlier upon redemption or liquidation.

The Public Warrants became exercisable after the consummation of a business combination between the Company and HMAC on August 17, 2023. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares.

The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the ordinary share equals or exceeds $18 per share, for any 20 trading days within a 30 trading days period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary share underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the warrants for redemption, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

As the Public Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of June 30, 2025 and December 31, 2024, the Company had 6,900,000 Public Warrants to purchase 6,900,000 Class B Ordinary Shares.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. EQUITY (cont.)

Private Warrants

Simultaneously with the closing of the initial public offering of HMAC, HMAC also sold 341,500 Private Placement Units in a private placement. Each Private Placement Unit consists of one ordinary share (“private placement share”), one redeemable warrant (“Private Warrant”) and one right (“Private Right”) to receive one-tenth (1/10) of one ordinary share. Each Private Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per whole share. Each Private Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

The Private Placement Units are identical to the Public Units being sold in the initial public offering of HMAC except that Private Placement Units will not be transferable, assignable or saleable until 30 days after the completion of the business combination and will be entitled to registration rights.

As the Private Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of June 30, 2025 and December 31, 2024, the Company had 341,500 Private Warrants to purchase 341,500 Class B Ordinary Shares.

Public Rights and Private Rights

Each holder of a public right and private right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a business combination, even if the holder of a public right converted all ordinary shares held by him, her or it in connection with a business combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. Upon the closing of the business combination of the Company and HMAC, the Company issued 690,000 Class B Ordinary Shares and 34,150 Class B Ordinary Shares in connection with an exchange of public rights and private rights, respectively. The Company recorded the issuance of Class B Ordinary Shares at par value with corresponding account charged to additional paid-in capital.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. EARNINGS (LOSS) PER SHARE

For the six months ended June 30, 2025, the outstanding warrants, including 7,751,939 Conversion Warrants, 6,900,000 Public Warrants and 341,500 Private Warrants, were excluded from the calculation of diluted net earnings per ordinary share. For the six months ended June 30, 2024, the outstanding warrants, including 6,900,000 Public Warrants and 341,500 Private Warrants, were excluded from the calculation of diluted net earnings per ordinary share.

The inclusion of these outstanding warrants would have been anti-dilutive for the periods prescribed. For the six months ended June 30, 2024, the earnout shares were excluded from the calculation of diluted net earnings per ordinary share, as the Company did not meet the performance target. The earnout shares are related to the Business Combination between the Company and HMAC. The Company is obliged to make earn out payments to the management of the Company if certain performance targets were met.

Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared. The (loss) earnings per Class A ordinary shares and (loss) earnings per Class B ordinary shares are the same. The following table sets forth the computation of basic and diluted (loss) earnings per share for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024
Net (loss) income from continuing operations	$(167,456)	$917,104

Net income (loss) from discontinued operations	$3,587,371	$(7,252,983)

Net income (loss)	$3,419,915	$(6,335,879)

(Loss) earnings per share from continuing operations – basic and diluted	$(0.00)	$0.02
Earnings (loss) per share from discontinued operations – basic and diluted	$0.07	$(0.17)
Earnings (loss) per share – basic and diluted	$0.07	$(0.15)

Weighted average shares – basic and diluted	49,389,922	41,755,549

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. RELATED PARTY TRANSACTIONS AND BALANCES

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during six months ended June 30, 2025 and 2024, or recorded balances as of June 30, 2025 and December 31, 2024.

Name	Relationship with the Company
Mr. Zhu Jian	Chief Executive Officer, Director and Shareholder of the Company
Mr. Wang Jun	Chief Executive Officer of Weitong and Shareholder of the Company
Mr. Tang Jing	Chief Financial Officer and Shareholder of the Company
Mr. Tang Yuhua	An immediate family member of Mr. Tang Jing
Mr. Wang Jixiang	An immediate family member of Mr. Wang Jun
Scenery Investing Company Limited (“Scenery”)	Wholly owned by Mr. Tang Jing
Skinist Global Company Limited (“Skinist Global”)	Company controlled by Mr. Wang Jun
Shanghai Yingtian Financial Information Service Co., Ltd. (“Ying Tian”)	Company controlled by Mr. Zhu Jian and Mr. Tang Jing
Hong Kong Mimosa Industry (“HK Mimosa”)	Company controlled by Mr. Wang Jixiang
Shanghai Jingrong Information Co., Ltd. (“Jingrong”)	Company controlled by the spouse of Mr. Tang Jing
Shanghai Youshan Corporate Consulting Co., Ltd. (“Youshan”)	Company controlled by Ms. Mu Xuemei, the director of the Company
Shanghai Jing Yu Enterprise Investment Management Co., Ltd. (“Jing Yu”)	Company controlled by Mr. Wang Jun.
Shanghai Jing Neng Enterprise Co., Ltd. (“Jing Neng”)	Company controlled by Mr. Wang Jun.
Shanghai Jiantong Trade Center (“Jian Tong”)	Company controlled by Mr. Wang Jun
Shanghai Shilin Advertising Co., Ltd. (“Shi Lin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Tengxin Advertising Co., Ltd. (“Teng Xin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Zhimeisi Beauty Technology Co., Ltd (“Zhi Mei Si”)	Company over which Mr. Zhu Jian owns 20% equity interest and exercises significant influence
Shanghai Libo Medical Beauty Clinic Co., Ltd (“Li Bo”)	Controlled by Zhi Mei Si and ceased to be a related party of the Company in 2025 as it was disposed of by Zhi Mei Si

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties

	For the Six Months Ended June 30,
	2025	2024
Sales of products
Skinist Global	$—	$77,193

Purchase of products
Youshan	$866,846	$—

Purchase of consulting services
Jingrong	$98,666	$—

Payment of dividends
Mr. Zhu Jian	$19,251	$19,184
Mr. Wang Jun	19,251	19,184
Mr. Tang Jing	19,251	19,184
Payment of dividends	$57,753	$57,552

Borrowings from (Repayment of Borrowings to) related parties

	For the Six Months Ended June 30,
	2025		2024
	Borrowings	Repayment	Borrowings	Repayment
Li Bo	$896,230	$(326,366)	$442,134	$(442,134)
Youshan	500,510	(740,424)	—	—
Skinist Global	57,628	(141,241)	1,497,796	(3,093,916)
Ying Tian	—	(4,009,597)	—	(4,129,493)
Teng Xin	—	(196,868)	1,386,001	(1,459,464)
Shi Lin	—	—	1,335,008	—
Zhi Mei Si	—	(3,861)	575,191	(575,191)
Skinist Shanghai	—	—	54,053	(54,053)
Jian Tong	—	—	—	(2,663,247)
Jing Yu		(275,763)	—	—
Jing Neng		(137,882)	—	—
Scenery		(2,000)	—	—
Mr. Tang Jing	1,296,087	—	20,641	(72,706)
Mr. Wang Jixiang	275,763	(468,796)	—	(237,933)
Mr. Wang Jun	—	—	20,641	(39,041)
Mr. Zhu Jian	—	(144,279)	18,968	(66,888)
Mr. Tang Yuhua	—	—	—	(76,133)
	$3,026,218	$(6,447,077)	$5,350,433	$(12,910,199)

(1)	During the six months ended June 30, 2025 and 2024, the Company borrowed $3,026,218 and $5,350,433 from these related parties, respectively. The borrowings were interest free, and outstanding loans are repayable within twelve months from borrowings.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

3) Balances with related parties

As of June 30, 2025 and December 31, 2024, the balances with related parties were as follows:

— Due from related parties

	June 30, 2025	December 31, 2024
Accounts receivable
Mimosa HK	$—	$1,088,558

— Due to related parties, current

	June 30, 2025	December 31, 2024
Accounts payable
Jingrong	$99,892	$—
Youshan	—	101,658
	$99,892	$101,658

— Due to related parties, non-current

	June 30, 2025	December 31, 2024
Dividends payable(1)
Mr. Zhu Jian	$—	$6,931,768
Healthy Great	—	5,008,185
Mr. Wang Jun	176,003	1,307,479
Smartest Star	—	1,118,061
Mr. Tang Jing	999,015	990,274
Scenery	—	432,236
	1,175,018	15,788,003
Other payable(2)
Mr. Wang Jixiang	38,088	229,180
Mr. Tang Jing	190,299	—
	228,387	229,180
Total	$1,403,405	$16,017,183

(1)	As of December 31, 2024, the dividend payable due to shareholders were extended to July 2026. The Company recorded the dividends payable as non-current liabilities. For the six months ended June 30, 2025, the Company also settled dividends payable of $9,988,060 and $4,567,520 against balances due from related parties of discontinued operations and due from related parties of continuing operations, respectively. As of June 30, 2025, the Company had dividends payable of $1,175,018 due to related parties.
(2)	As of June 30, 2025 and December 31, 2024, the other payables represented operating expenses paid by the related parties. The balances were interest free and repayable in July 2026. The Company classified the balance to “due to related parties, non-current”.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. CONCENTRATION

Customer concentration

For the six months ended June 30, 2025 and 2024, the following customers contributed revenues that were over 10% of total net revenues for the relevant periods.

	For the Six Months Ended June 30,
	2025	2024
Customer A	25%	*
Customer B	22%	31%
Customer C	14%	*
Customer D	10%	*
Customer E	*	16%

As of June 30, 2025 and December 31, 2024, accounts receivable due from the following customers were over 10% of consolidated accounts receivable.

	June 30, 2025	December 31, 2024
Customer A	46%	38%
Customer F	20%	11%
Customer B	11%	26%
Customer D	*	11%

As of June 30, 2025 and December 31, 2024, contract liabilities from the following customers were over 10% of consolidated contract liabilities.

	June 30, 2025	December 31, 2024
Customer E	99%	*
Customer G	*	37%
Customer H	*	17%

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. CONCENTRATION (cont.)

Vendor concentration

For the six months ended June 30, 2025 and 2024, the Company purchased products from the following vendors who charged over 10% of total purchase for the relevant period, which include both brand partners and product distributors who distribute products from certain brands to us.

	For the Six Months Ended June 30,
	2025	2024
Vendor A	35%	43%
Vendor B	22%	25%

As of June 30, 2025 and December 31, 2024, accounts payable due to the following vendors were over 10% of consolidated accounts payable:

	June 30, 2025	December 31, 2024
Vendor C	36%	42%
Vendor D	33%	29%
Vendor E	17%	15%

*	Less than 10%

14. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. As of June 30, 2025 and December 31, 2024, although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

15. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date of issuance of the condensed consolidated financial statements, and the management determined that other than those that have been disclosed in the condensed consolidated financial statements and subsequent events disclosed above, no subsequent events that require recognition and disclosure in the condensed consolidated financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Business Overview

We are one of the largest comprehensive brand management partners of international beauty and personal care brands in China. To purchase from global brand owners and conduct sales in China, our comprehensive brand management capabilities encompass all segments of the brand management value chain, including strategy, branding, digital and social marketing, omni-channel sales, customer service, overseas logistics, warehouse and fulfilment. Our mission is to help global brands enter, grow and succeed in China.

We generate revenue from the sales of the products of our brand partners. Any services that we provide to our brand partners in connection with the arrangements with our brand partners is factored into our overall budget and cost when we resell the brand partners’ products to consumers in China. We sell products to three groups: (i) online marketplaces; (ii) distributors; and (iii) directly to end consumers from e-commerce stores operated by us.

We also generate revenue from provision of operation services for online stores owned by customers. The operation services cover marketing and promotion of cosmetics products, warehouse management, logistics of products, and customer relationship services.

For the six months ended June 30, 2025 and 2024, net revenue from product sales from continuing operations came to $43.8 million and $59.7 million, respectively. For the six months ended June 30, 2025 and 2024, revenue from provision of operation services from continuing operations came to $2.9 million and $1.5 million, respectively.

For the six months ended June 30, 2025, the Company incurred net loss from continuing operations of $0.2 million. For the six months ended June 30, 2024, the Company generated net income from continuing operations of $0.9 million, respectively.

Recent Development

On June 27, 2025, the Company transferred 100% equity interest in Shanghai Jingyue Trading Co., Ltd. (“Shanghai Jingyue”) to a third party (the “Buyer”). The disposal of Shanghai Jingyue represents our strategic decision to streamline operations and focus resources on our core brand management business. The disposal of Shanghai Jingyue represents a strategic shift that has a significant effect on the Company’s financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45.

Factors Affecting Results of Operations

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Overall economic and political conditions

Our business, financial condition and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. In addition, the retail industry is highly sensitive to general economic changes. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, and other government policies can adversely affect consumer confidence and spending. The domestic and international political environments, including global inflation and uncertain financial markets or at all, could in turn adversely affect our business, financial condition, and results of operations.

Our ability to retain our existing brand partners

We provide service to help distribute and sell cross-border products from various global brand owners through e-commerce platforms for brand partners primarily pursuant to contractual arrangements with a term typically ranging from 12 to 36 months. Although we are fairly confident that we will be able to renew the contracts with these brand partners, there is possibility that these contracts may not be renewed or, if renewed, may not be renewed under the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our capacities, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

Our ability to maintain our relationships with distribution channels

We generate a substantial majority of our revenues from the product sales on e-commerce channels, including marketplaces, social media and other emerging e-commerce channels. We usually renew our platform service agreements on an annual basis, and these e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our brand management capabilities with their channels. We have annual platform service agreements with major online marketplaces, which may not be renewed in the future. A majority of our platform service agreements have been renewed as of June 30, 2025. We endeavor to timely renew those platform service agreements before their expiration.

Additionally, these channels may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our ability or our partners’ ability to sell their products on those channels, or may adversely affect the amount of GMV on those channels, or otherwise reduce the desirability of selling on those channels. Further, any of these channels could decide to apply licenses and permissions, or acquire other brands within the same industry of us that would allow them to compete with us. If we are unable to adapt to new e-commerce channels as they emerge, our value may be less attractive to our partners. Any of these developments could have a material adverse effect on the results of our operations.

Our ability to manage our inventory

We assume inventory ownership over products from some brand partners and thus are subject to inventory risk. We deploy different strategies to deal with non-seasonal and seasonal demands and make adjustments to our procurement plan in order to minimize the turnaround time of the inventory and manage our storage costs. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, fashion trends, changes in product cycles and pricing, product defects, changes in consumer spending patterns and habits, changes in consumer tastes with respect to our products and other factors. In addition, when we begin selling a new product, it may be difficult to determine appropriate product selection and accurately forecast demand.

Our ability to respond to rapid changes in channel technologies or requirements

The e-commerce marketplaces that we operate in are characterized by rapid technological changes and frequent changes in rules, specifications and other requirements for us to be able to sell our brand partner’s products on particular channels. Our ability to retain and attract brand partners depends in large part on our ability to improve our existing capabilities, introduce new marketing and sales operation that can adapt quickly to the emerging channels, such as Douyin and Xiaohongshu, and adapt to the changes in channel technologies. To achieve market acceptance for our operations, we must effectively forecast and design operations that meet emerging channels and frequently changing channel requirements in a timely manner. If we fail to do so, our ability to renew our contracts with existing brand partners and expand our business with new brand partners will be impaired.

Key Components of Results of Operations

Revenues

We generated revenue primarily from (i) selling beauty and personal care products for our brand partners, of which the revenues are recognized on a gross basis, net of return allowances and consideration payable to customers when the products are delivered and title is passed to customers, and (ii) providing operation services for online stores owned by cosmetics brand names, of which the revenue was recognized over time when service is provided. For the six months ended June 30, 2025 and 2024, our revenues from continuing operations were comprised of the following:

	For the Six Months Ended June 30,
	2025	2024
Revenues
Sales of cosmetics and other beauty products	$43,777,664	$59,739,297
Provision of operation services	2,876,483	1,527,628
Total revenue	$46,654,147	$61,266,925

Cost of revenues

Our cost of revenues primarily consists of purchase price of products, inbound shipping charges and write-downs of inventories and labor costs which facilitates our operation services. Shipping charges to receive products from the suppliers are included in inventories, and recognized as cost of revenues upon sale of the products to the customers. Our cost of revenues from continuing operations were $39.8 million and $53.1 million for the six months ended June 30, 2025 and 2024, respectively.

Selling and marketing expenses

Selling and marketing expenses from continuing operations primarily consist of (i) promotion and publicity expenses; (ii) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our sales department; (iii) freight and warehouse expenses; (iv) human resource service fee and IT service fees; and (v) other miscellaneous expenses.

	For the Six Months Ended June 30,
	2025	2024
Promotion and publicity expenses	$1,680,665	$3,530,147
Freight expenses	582,483	740,493
Warehouse expenses	524,064	334,714
Human resource service fees and IT service fees	503,136	263,453
Others	172,775	300,973
	$3,463,123	$5,169,780

General and administrative expenses

General and administrative expenses from continuing operations primarily consist of (i) professional expenses representing legal consulting fees for our daily operations and audit fees; (ii) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our general and administrative department; and (iii) other miscellaneous expenses.

	For the Six Months Ended June 30,
	2025	2024
Professional expenses	$1,392,845	$1,086,075
Payroll and welfare expenses	286,212	595,669
Others	225,149	560,010
	$1,904,206	$2,241,754

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Ableview Brands, Ableview Management, and Able View are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019.

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

PRC

Weitong, Beijing Jingyuan, Shanghai Jinglu, Shanghai Jingnan and CSS Shanghai are subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

Beijing Jingyuan, Shanghai Jingnan and CSS Shanghai are qualified as small and micro-sized enterprises (“SMEs”) in the six months ended June 30, 2025 and 2024. In accordance with the implementation rules of EIT Law, SMEs are entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB3,000,000 taxable income, and no reduction for the remaining taxable income for the six months ended June 30, 2025 and 2024.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the six months ended June 30, 2025 and 2024. This information should be read together with our condensed consolidated financial statements and related notes included elsewhere herein. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,		Changes
	2025	2024	Amount	%
Revenues	$46,654,147	$61,266,925	$(14,612,778)	(24)%
Cost of revenues	(39,792,626)	(53,087,175)	13,294,549	(25)%
	6,861,521	8,179,750	(1,318,229)	(16)%

Operating Expenses
Selling and marketing expenses	(3,463,123)	(5,169,780)	1,706,657	(33)%
General and administrative expenses	(1,904,206)	(2,241,754)	337,548	(15)%
Total operating expenses	(5,367,329)	(7,411,534)	2,044,205	(28)%

Income from operations	1,494,192	768,216	725,976	95%

Other (expenses) income
Interest expenses, net	(317,108)	(179,907)	(137,201)	76%
Other expenses, net	(32,811)	(135,425)	102,614	(76)%
Foreign currency exchange gain (loss)	225,537	(174,683)	400,220	(229)%
Income before provision for income tax	1,369,810	278,201	1,091,609	392%
Income tax (expenses) benefits	(1,537,266)	638,903	(2,176,169)	(341)%
Net (loss) income from continuing operations	(167,456)	917,104	(1,084,560)	(118)%
Net income (loss) from discontinued operations	3,587,371	(7,252,983)	10,840,354	(149)%
Net income (loss)	$3,419,915	$(6,335,879)	$9,755,794	(154)%

Revenues

We generate revenues from (i) sales of beauty and personal care products of international brands over multiple sales channels, and (ii) rendering operations services for online stores owned by cosmetics brands. Our revenues from continuing operations decreased by $14.6 million, or 24% from $61.3 million for the six months ended June 30, 2024 to $46.7 million for the six months ended June 30, 2025. The decrease was primarily caused by a decrease of $16.0 million in sales of cosmetics and other beauty products, which was primarily due to a decrease in demand from our customers.

Cost of revenues

Our cost of revenues was primarily comprised of purchase of beauty and personal care products from our brand partners, cost of warehouse and staff cost incurred for operation services for online stores owned by customers.     Our cost of revenue from continuing operations decreased by $13.3 million, or 25% from $53.1 million for the six months ended June 30, 2024 to $39.8 million for the same period of 2025. The decrease was primarily caused by a decrease of approximately $13.7 million in cost of revenues from sales of cosmetics and other beauty products, which was in line with the decrease of revenues.

Gross margin

As a result of foregoing, our gross margin was 15% and 13% for the six months ended June 30, 2025 and 2024, respectively. The increase in gross margin was caused by termination with certain cosmetics brands, with which the Company earned lower gross margin from sales of cosmetics products.

Selling and marketing expenses

Our selling and marketing expenses from continuing operations were $3.5 million and $5.2 million for the six months ended June 30, 2025 and 2024, respectively. The decrease was mainly due to (i) a decrease of $1.8 million in promotion and advertising expenses as we strategically reduced spending on underperforming traditional advertising and focused marketing spend more toward higher-ROI digital channels, reflecting our focus on operational efficiency during the market downturn, (ii) a decrease of $0.2 million in freight expenses which was in line with decrease in revenues, partially offset by an increase of $0.2 million warehouse expenses as more cosmetics products were stocked in the warehouse and an increase of $0.2 million human resource service fees and IT service fees.

General and administrative expenses

Our general and administrative expenses from continuing operations decreased by $0.3 million, or 15% from $2.2 million for the six months ended June 30, 2024 to $1.9 million for the six months ended June 30, 2025. The decrease was mainly due to a decrease of $0.3 million in payroll and welfare expenses due to resignation of employees and a decrease of $0.3 million in other expenses as a result of decreased administrative department employees, partially offset by an increase of $0.3 million in professional expenses as we engaged in more professionals for advisory services for our operations.

Income tax (expenses) benefits

We recorded income tax expenses from continuing operations of $1.5 million for the six months ended June 30, 2025, as compared with tax benefits of $0.6 million for the six months ended June 30, 2024.

For the six months ended June 30, 2025, we recorded current income tax expenses of $0.5 million, as compared with $97,814 for the same period of 2024. The increase in current income tax expenses was primarily attributable to taxable income generated by our subsidiaries in the PRC.

For the six months ended June 30, 2025 and 2024, we recorded deferred tax expenses of $1.0 million and deferred tax benefits of $0.7 million, respectively. The deferred tax expenses for the six months ended June 30, 2025 was caused by the true up of prior year net operating losses as the Company reconciled its net operating losses with annual tax return and provision of inventory write-down against inventories purchased from Shanghai Jingyue.

Net income (loss) from discontinued operations

On June 27, 2025, the Company transferred 100% equity interest in Shanghai Jingyue to the Buyer at zero consideration. The Company disposed of Shanghai Jingyue as it experienced a decrease in sales of cosmetics products of certain brand names, and the Company expected that Shanghai Jingyue with the negative image, will continue to suffer a decrease in financial performance. In connection with the disposal of Shanghai Jingyue, the Company also agreed to purchase inventories with carrying value of $162,535 from Shanghai Jingyue at original cost of $3,330,617. In addition, the Buyer agreed to waive the Company’s liabilities of $4,389,889 due to Shanghai Jingyue. The disposal had a net increase in the income tax expense of $301,704, which was included in the net income from discontinued operation.

The Company determined that the disposal of the Shanghai Jingyue met the criteria to be classified as a discontinued operation and, as a result, Shanghai Jingyue’s historical financial results are reflected in the Company’s condensed consolidated interim financial statements as a discontinued operation. The disposal of Shanghai Jingyue represents a strategic shift that has a significant effect on the Company’s financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities of discontinued operations, while results of operations related to the discontinued operations, including comparatives, were reported as loss from discontinued operations for the six months ended June 30, 2024 and 2025, respectively.

For the six months ended June 30, 2025, the net income from discontinued operation was comprised of disposal gain of $4.5 million and net loss of $0.9 million incurred by Shanghai Jingyue.

For the six months ended June 30, 2024, the net loss from discontinued operation represented net loss of $7.3 million incurred by Shanghai Jingyue.

Net income (loss)

As a result of the foregoing, we reported a net income of $3.4 million and a net loss of $6.3 million for the six months ended June 30, 2025 and 2024, respectively.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our condensed consolidated balance sheets as of June 30, 2025 and December 31, 2024. This information should be read together with our condensed consolidated financial statements and related notes included elsewhere herein.

	June 30, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$6,283,350	$15,191,995
Accounts receivable	16,154,385	15,012,273
Accounts receivable – related party	—	1,088,558
Prepayments and other current assets	4,795,814	1,962,048
Inventories	9,331,500	6,349,620
Assets of discontinued operations	—	4,873,337
Total Current Assets	36,565,049	44,477,831

Non-current Assets
Property and equipment, net	120,576	139,183
Right of use assets, net	6,882	13,599
Deferred tax assets	1,227,841	2,221,467
Other non-current assets	732,767	777,935
Total Non-current Assets	2,088,066	3,152,184

Total Assets	$38,653,115	$47,630,015

Current Liabilities
Short-term borrowings	$9,085,684	$7,972,764
Accounts payable	2,145,762	2,475,273
Advance from customers	2,587,778	187,913
Income tax payable	2,701,443	2,024,460
Lease liabilities, current	2,362	9,163
Other payable and accrued expenses	8,789,739	2,696,107
Amount due to related parties, current	99,892	101,658
Liabilities of discontinued operations	—	6,873,585
Total Current Liabilities	25,412,660	22,340,923

Amount due to related parties, non-current	1,403,405	16,017,183
Long-term borrowings	2,180,694	2,180,694
Total Non-Current Liabilities	3,584,099	18,197,877
Total Liabilities	$28,996,759	$40,538,800

Cash and cash equivalents

Cash and cash equivalents from continuing operations consist of funds deposited with banks and financial institutions and cash on hand, which are highly liquid and are unrestricted as to withdrawal or use.

The total balance of cash and cash equivalents were $6.3 million and $15.2 million as of June 30, 2025 and December 31, 2024, respectively. The change of balance of cash and cash equivalents was primarily a result of cash of $9.0 million used in our financing activities of continuing operations, partially offset by and cash of $0.5 million provided by our investing activities of continuing operations.

Accounts receivable

As of June 30, 2025 and December 31, 2024, the accounts receivable were $16.2 million and $15.0 million, respectively. We extended our credit terms of up to 180 days to our customers. As of June 30, 2025 and December 31, 2024, the turnover days for accounts receivable were 63 days and 35 days, respectively, which were well within the credit terms.

Inventories

The balance of inventories was $9.3 million and $6.3 million as of June 30, 2025 and December 31, 2024, respectively. The increase in inventory balance was due to (i) strategic inventory purchases in June to secure volume-based rebates from a key supplier, representing approximately $4.6 million of the increase, and (ii) seasonal stocking for anticipated higher demand in the second half of 2025, particularly for holiday-season beauty products, partially offset by a decrease of other cosmetics products of approximately $1.6 million.

B. Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, borrowings from financial institutions, third parties and related parties. As of June 30, 2025, our cash and cash equivalents were $6.3 million. Our cash and cash equivalents primarily consist of cash and time deposits with terms of three months or less. For the six months ended June 30, 2025 and 2024, we reported revenues of $46.7 million and $61.3 million from continuing operations, respectively.

Our results of operations are slightly affected due to the supply chain disruptions. Our inventory turnover days were 37 days and 51 days in the six months ended June 30, 2025 and 2024, respectively. In addition, the turnover days for accounts receivable for the six months ended June 30, 2025 and 2024 were 63 days and 35 days, respectively. We generally granted our customers credit term ranging between 30 days and 180 days.

We do not believe we have a material collection risk under our business model that will have a negative impact on collectability, and we do not have significant written-off occurred historically. Therefore, we do not have substantial doubt on the collectability of the remaining accounts balances, and we do not provide allowance against accounts receivable as of June 30, 2025 and December 31, 2024.

During the six months ended June 30, 2025, we entered into loan agreements with a financial institution, pursuant to which we borrowed approximately $3.0 million from the financial institution. During the six months ended June 30, 2025, we entered into loan agreements with one bank, pursuant to which we borrowed approximately $11.4 million from the bank.

On March 22, 2024, the Company entered into a Loan Agreement (the “Loan Agreement”) with High West Capital Partners, LLC (the “Lender”), pursuant to which the Lender agrees to lend to the Company (the “Loan”) amounts to be extended in four tranches. The amount of each tranche of the Loan is adjusted depending on the trading price of the Company’s Class B Ordinary Shares. The first tranche, extended on March 28, 2024, provides the Company with loan proceeds of approximately $0.63 million; the second tranche, extended on April 9, 2024, provides the Company with loan proceeds of approximately $1.01 million; the third and final tranche, both extended on April 18, 2024, provides the Company with loan proceeds of approximately $1.24 million. Each tranche of the Loan has a maturity of five years from the date the tranche is extended and an interest of 5.05% per annum to be paid by the Company to the Lender in semi-annual installments. The Loan Agreement contains other customary provisions, and is governed by the laws of Hong Kong.

In September 2024, we entered into Convertible Note Purchase Agreements (the “Agreements”) with three (3) non-U.S. investors (the “Purchasers”). Pursuant to the Agreements, we issued and sold to the Purchasers convertible notes (the “Notes”) with aggregate principal amount of US$5,000,000, interest rate of 8% per annum, original issue discount of 20%, and maturity of three (3) years. The Notes are convertible into Class B Ordinary Shares (the “Conversion Shares”) at the option of the Purchasers, at a conversion price (the “Conversion Price”) of the higher of (i) 75% of the lowest volume-weighted average trading price of the Class B Ordinary Shares during the ten (10) latest consecutive business days preceding the conversion, or (ii) $0.6 per Class B Ordinary Share. In addition, we issued the Purchasers certain conversion warrants upon the conversion of the Notes, with each warrant eligible to purchase one (1) Class B Ordinary Share per Conversion Share (the “Conversion Warrants”), with the exercise price of such Conversion Warrants the same as the Conversion Price of the Notes. As of the date of this report, the Company has collected proceeds from the Notes. On November 20, 2024, the Company received conversion notice from the customers, and have completed the issuance of the Class B Ordinary Shares and Conversion Warrants to the Purchasers.

We believe that our current cash and cash equivalents of $6.3 million, combined with our anticipated cash flows from operations and available credit facilities of approximately $1.0 million in short-term borrowings, will be sufficient to meet our working capital requirements and capital expenditures for the next 12 months. Our assessment is based on: (i) expected improvement in operating cash flows following the Shanghai Jingyue disposal, (ii) seasonal revenue increases typically experienced in our second half, and (iii) continued focus on working capital management, including our inventory optimization initiatives. However, if market conditions deteriorate further or if we pursue strategic growth opportunities, we may seek additional financing. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

For the six months ended June 30, 2025 and 2024, 14% and 12% of our revenues from continuing operations have been in the form of Renminbi. We expect the portion of revenues in the form of Renminbi is likely to remain. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC Operating Entities are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC Operating Entities to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC Operating Entities are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC Operating Entities have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment in and loans to our PRC Operating Entities, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, the Cayman holding company is permitted under PRC Laws and regulations to provide funding to our PRC Operating Entities only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from any future offering to make loans or capital contributions to our PRC Operating Entities.

Cash flows

The following table sets forth a summary of our cash flows for the six months ended June 30, 2025 and 2024 presented:

	For the Six Months Ended June 30,
	2025	2024
Net cash provided by (used in) operating activities from continuing operations	$30,287	(1,948,810)
Net cash used in operating activities from discontinued operations	(1,888,462)	(5,258,375)
Net cash provided by investing activities from continuing operations	495,546	18,311
Net cash provided by (used in) investing activities from discontinued operations	1,379	(485)
Net cash used in financing activities from continuing operations	(8,989,481)	(1,530,981)
Net cash provided by financing activities from discontinued operations	1,912,379	4,135,642
Effect of exchange rate changes on cash and cash equivalents	(442,040)	310,796
Net decrease in cash and cash equivalents, including cash and cash equivalents classified to assets of discontinued operations	(8,880,392)	(4,273,902)
Less: net change in cash and cash equivalents classified to assets of discontinued operations	(28,253)	1,157,816
Cash and cash equivalents of continuing operations at beginning of period	15,191,995	11,474,899
Cash and cash equivalents of continuing operations at end of period	$6,283,350	$8,358,813

Operating activities

Net cash provided by operating activities from continuing operations for the six months ended June 30, 2025 was $30,287, primarily attributable to net loss from continuing operations of $0.2 million, adjusted for non-cash item of deferred tax expenses of $1.0 million, and changes in operating assets and liabilities including (i) an increase of $1.6 million in prepayments for inventories and an increase of $2.7 million in inventories because we purchased more cosmetic products in June 2025 to earn sales rebate from a supplier, (ii) a decrease of $1.1 million in due from related parties as a result of collection of accounts receivable from related parties; and (iii) an increase of $2.4 million in advance from customers which corresponds with an increase in prepayments to suppliers.

Net cash used in operating activities from continuing operations for the six months ended June 30, 2024 was $1.9 million, primarily attributable to net income from continuing operations of $0.9 million, adjusted for non-cash item of inventory write-down of $1.3 million and changes in operating assets and liabilities including (i) an increase of $0.9 million in other current assets and a decrease of $1.6 million in accounts payable because we improved our payments to suppliers and we also increased our prepayments to suppliers at the request of our suppliers; (ii) an increase of inventories of $91,831; (iii) an increase of $4.0 million in advance from customers which corresponds with an increase in prepayments to suppliers, and (iv) a decrease of $2.1 million in income tax payable as we made payments of income tax of $2.2 million during the period.

Investing activities

For the six months ended June 30, 2025, we reported cash provided by investing activities from continuing operations of approximately $0.5 million, which was primarily provided by collection of $0.5 million from a third party.

For the six months ended June 30, 2024, we reported cash provided by investing activities from continuing operations of $18,311, which was primarily provided by proceeds of $18,311 from collection of advance from a related party.

Financing activities

For the six months ended June 30, 2025, we reported cash used in financing activities from continuing operations of $9.0 million, which was primarily used in repayment of $6.7 million to Shanghai Jingyue, repayment of short-term borrowings of $13.2 million, repayment of related party borrowings of $6.4 million, payment of dividends of $57,753, partially net off against proceeds of $14.4 million from short-term borrowings and proceeds of $3.0 million from borrowings from related parties.

For the six months ended June 30, 2024, we reported cash used in financing activities from continuing operations of $1.5 million, which was primarily used in repayment of short-term borrowings of $19.0 million, repayment of related party borrowings of $12.9 million, payment of $0.9 million to repurchase ordinary shares and payments of dividends of $57,552, partially net off against proceeds of $23.8 million from short-term borrowings, proceeds of $5.4 million from borrowings from related parties, and proceeds of $2.2 million from borrowings from a third party.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations.

Our functional currency is U.S. dollar, and we had three subsidiaries which are operating in Hong Kong with functional currency of Hong Kong dollar and one subsidiary which is operating in Singapore with functional currency of Singapore dollar. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents dominated in RMB.

In addition, we have three subsidiaries which are operating in mainland China with all of the transactions settled in RMB. We consider that our business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the functional currency.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and financial products purchased from financial institutions. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

C. Research and Development, patent and licenses, etc.

We have not engaged in any research and development activities since inception.

D. Trend Information

Other than as disclosed above and elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2025	Able View Global Inc.

	By:	/s/ Tang Jing
	Name:	Tang Jing
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)